Exhibit 99.1

QUIPT HOME MEDICAL REPORTS RECORD THIRD QUARTER FISCAL 2021 FINANCIAL RESULTS

POSTS REVENUE GROWTH OF 41% AND ADJUSTED EBITDA GROWTH OF 21%

STRONG ORGANIC GROWTH OF 11% YTD AS COMPARED TO 2020

Cincinnati, Ohio – August 23, 2021 – Quipt Home Medical Corp. (the “Company”) (NASDAQ:QIPT; TSXV:QIPT), a U.S. based leader in the home medical equipment industry, focused on end-to-end respiratory care, today announced its third quarter fiscal 2021 financial results and operational highlights. These results pertain to the three and six months ended June 30, 2021 and are reported in U.S. Dollars.

Quipt will host its Quarterly Earnings Conference Call on Tuesday, August 24, 2021 at 10:00 a.m. (ET). The dial-in number is 1 (800) 309-4610 or 1 (604) 638-5340.

Financial Highlights:

▪	Revenue for Q3 2021 was $26.2 million compared to $18.6 million for Q3 2020, representing a 41% increase in revenue year-over-year. Compared to Q3 2020, the Company experienced organic growth of 7%. For YTD 2021 the Company experienced 11% organic growth as compared to the corresponding period in 2020.

▪	Recurring revenue as of Q3 2021 continues to be strong and exceeds 75% of total revenue.

▪	Adjusted EBITDA (defined below) for Q3 2021 was $5.3 million (20.2% margin), compared to Adjusted EBITDA for Q3 2020 of $4.4 million, representing a 21% increase year-over-year. Adjusted EBITDA margin was impacted by one-time costs related to the Company’s NASDAQ listing. On May 27, 2021, the Company commenced trading on NASDAQ.

▪	Net income for Q3 2021 was $6.3 million or $0.19 per fully diluted share, compared to a loss of $2.5 million for Q3 2020 or $(0.12) per fully diluted share.

▪	Cash flow from continuing operations was $11.9 million for the nine months ended June 30, 2021 compared to $9.7 million for the nine months ended June 30, 2020.

▪	For the nine months ending June 2021, bad debt expense was 8% compared to 10% for the corresponding period in 2020, an improvement of 2%. This exemplifies our ability to scale and add more revenue through add-on acquisitions without compromising our billing capabilities.

▪	The Company reported $30.6 million of cash on hand as at June 30, 2021 compared to $27.2 million as at March 31, 2021.

▪	The Company has an undrawn credit facility of $20 million as at June 30, 2021.

Operational Highlights:

▪	Through the Company’s continued use of technology and centralized intake processes, respiratory resupply set-ups and/or deliveries increased to 40,580 for the three months ended June 30, 2021, compared to 14,436 for the same period ended June 30, 2020, an increase of 181%.

▪	The Company’s customer base increased 74% year over year to 64,578 unique patients served in Q3 2021 from 37,128 unique patients in Q3 2020.

▪	Compared to 57,551 unique set-ups/deliveries in Q3 2020, the Company completed 95,192 unique set-ups/deliveries in Q3 2021, an increase of 65%.

▪	The Company is expanding its sales reach across fifteen U.S. states by the addition of experienced sales personnel.

▪	The Company changed its name from Protech Home Medical Corp. to Quipt Home Medical Corp. in May 2021 and is focused on expansion into a national homecare provider throughout the United States, with a patient centric model to meet the one-of-a-kind needs of every patient in its ecosystem.

Acquisition Related Update:

▪	The Company acquired three separate entities with combined operations in California, Missouri, Arkansas and Mississippi, reporting combined unaudited trailing 12-month annual revenues of approximately $5.5 million and Adjusted EBITDA of $550,000 prior to integration. The Company expects the margin profile to be in line with the overall business, post integration.

▪	On August 20, 2021, the Company acquired a business with operations in Missouri, reporting unaudited trailing 12-month annual revenues of approximately $5.5 million, and Adjusted EBITDA of $1.1 million, post integration.

▪	The Company is pleased to announce the addition of David Chester to lead the Company’s M&A and Integration team. David is a healthcare executive with 21 years’ experience with a specific focus on the Home Medical Equipment and Services Industry. David comes from one of the largest home medical equipment companies in the industry, where he served as Director of Acquisitions.

▪	The Company has reached 145,000 active patients, 18,500 referring physicians and 59 locations throughout 15 states.

Management Commentary:

“We continue to produce exceptional results, highlighted by our robust organic growth, driven by the strong execution displayed across the organization, comprised of over 600 dedicated team members. Our record third quarter financial and operating results are a direct result of our ability to leverage ongoing technology implementation and workflow processes to improve our operations. Strength in the underlying business combined with secular tailwinds and a bullish regulatory landscape provide us extraordinary opportunity to scale aggressively,” said CEO and Chairman Greg Crawford. “We have been extremely busy this year, entering five new states (Florida, California, Missouri, Arkansas and Mississippi), as we expand from a regional homecare provider into a national provider, within the United States. For the first time, we will utilize the Quipt brand name post-integration of acquisitions where it makes sense, marking the start of a longer-term plan to transition certain local market brands to Quipt, which we strongly believe will be a driver of future organic growth. The platform we have allows for organic and inorganic growth to be efficiently layered on to generate economies of scale. We have the substantial financial resources and operating expertise to build on the highly scalable platform we have, and we expect to be active on the acquisition front over the remainder of the year.

As many of you are aware, in mid-June, Philips Respironics issued a product recall for a large portion of their CPAPs, BiPaps and ventilators. Philips has been a fantastic partner to us over the years, and we are committed to working through the recall united together. As it relates to our supply chain, it is worth noting, Philips represents a minority percentage of the impacted category for us, and we have not experienced any material impact to date. The Quipt clinical team has done an excellent job working with patients and physicians to manage this complex process and we will continue to work diligently to minimize any future impact. Our focus on delivering superior patient care positions us well to drive future growth.”

Chief Financial Officer Hardik Mehta added, “I am very proud of our record breaking third quarter financial and operating results. We reached the high end of our target run-rate revenue range one quarter early, nearing $105 million, whilst maintaining an above 20% Adjusted EBITDA margin inclusive of the one-time costs related to our listing on NASDAQ. Our strong performance was driven through higher volumes, cash collections and continuing to support the business with lower operating costs. Organic growth has been a top priority for the team, and the 11% organic growth achieved year-to-date embodies the ongoing execution company-wide. Our infrastructure allows us to scale quickly as evidenced by the entrance into five new U.S. states so far this year, adding over $15 million in revenue, and 35,000 active patients. Our robust financial position provides us the ability to target meaningful acquisition candidates that work significantly to move the needle for our coverage sphere in the United States. Our pipeline continues to be very strong and I am excited to welcome David Chester to our team, to lead our acquisition and integration initiatives. We believe David will be instrumental in driving future growth and assist us in accelerating our acquisition pace.”

The financial statements of the Company for the three and six months ended June 30, 2021, and 2020 and accompanying Management Discussion & Analysis (MD&A) are available at www.sedar.com.

ABOUT QUIPT HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services, and making life easier for the patient.

There can be no assurance that any future acquisitions will be completed as proposed or at all and no definitive agreements have been executed. Completion of any transaction will be subject to applicable director, shareholder and regulatory approvals.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian and United States securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions as they relate to the Company, including: the Company expecting the margin profile of the three new acquisitions announced on July 14, 2021 to be in line with the overall business, post integration; the Company expecting its Missouri acquisition to have an Adjusted EBITDA of $1.1 million post integration (meaning within approximately six months); the Company aggressively scaling; the Company believing that the transition in certain local market brands to Quipt, will be a driver of future organic growth; and the Company expecting to be active on the acquisition front over the remainder of the year; are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking  information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: credit; market (including equity, commodity, foreign exchange and interest rate); liquidity; operational (including technology and infrastructure); reputational; insurance; strategic; regulatory; legal; environmental; capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of Third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the United States; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with United States Securities and Exchange Commission and available at www.sec.gov, and with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Non-GAAP Measures

This press release refers to “Adjusted EBITDA” which is a non-GAAP and non-IFRS financial measure that does not have a standardized meaning prescribed by GAAP or IFRS. The Company’s presentation of this financial measure may not be comparable to similarly titled measures used by other companies. This financial measure is intended to provide additional information to investors concerning the Company’s performance. Adjusted EBITDA is defined as EBITDA excluding stock-based compensation. Adjusted EBITDA is a Non-IFRS measure the Company uses as an indicator of financial health and excludes several items which may be useful in the consideration of the financial condition of the Company, including interest expense, income taxes, depreciation, amortization, stock-based compensation, goodwill impairment and change in fair value of debentures and financial derivatives. The following table shows our Non-IFRS measure (Adjusted EBITDA) reconciled to our net income for the indicated periods:

	Three months ended June 30, 2021	Three months ended June 30, 2020	Nine months ended June 30, 2021	Nine months ended June 30, 2020
Net income (loss) from continuing operations	$6,329	$(2,528)	$(4,677)	$(3,198)
Add back:
Depreciation and amortization	4,803	3,648	12,494	10,594
Interest expense, net	440	469	1,362	1,387
Gain (loss) on foreign currency transactions	36	44	170	(552)
Change in fair value of debentures and warrants	(7,422)	2,470	6,704	1,106
Transaction costs bought deal	-	210	-	210
Provision (benefit) for income taxes	(535)	36	(1,941)	69
EBITDA	3,651	4,349	14,112	9,616
Stock-based compensation	1,597	52	1,624	153
Acquisition-related costs	92	-	164	-
Adjusted EBITDA	$5,340	$4,401	$15,900	$9,769

Management uses this non- IFRS measure as a key metric in the evaluation of the Company’s performance and the consolidated financial results. The Company believes this non- IFRS measure is useful to investors in their assessment of the operating performance and the valuation of the Company. In addition, this non- IFRS measure addresses questions the Company routinely receives from analysts and investors and, in order to assure that all investors have access to similar data, the Company has determined that it is appropriate to make this data available to all investors. However, non- IFRS financial measures are not prepared in accordance with IFRS, and the information is not necessarily comparable to other companies and should be considered as a supplement to, not a substitute for, or superior to, the corresponding measures calculated in accordance with IFRS.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please visit our website at www.Quipthomemedical.com, or contact:

Cole Stevens

VP of Corporate Development

Quipt Home Medical Corp.

859-300-6455

cole.stevens@myquipt.com

Gregory Crawford

Chief Executive Officer

Quipt Home Medical Corp.

859-300-6455

investorinfo@myquipt.com